John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

August 10, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Kauten, Staff Attorney

         Matthew Crispino, Staff Attorney

         Barbara C. Jacobs, Assistant Director

RE:	Instructure, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted June 25, 2015
CIK No. 0001355754

Ladies and Gentlemen:

On behalf of Instructure, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 22, 2015 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on June 25, 2015. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented at certain meetings with potential investors in reliance of Section 5(d) of the Securities Act a slide presentation, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, copies of this slide presentation.

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U.S. Securities and Exchange Commission

August 10, 2015

Page Two

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company respectfully acknowledges the Staff’s comment and will provide the price range when available.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and will provide copies of any graphical materials or artwork to the Staff under separate cover with sufficient time for the Staff to review prior to the circulation of preliminary prospectuses.

4.	With respect to every third-party statement in your prospectus, such as the information provided by MarketsandMarkets, IDC, Brandon Hall Group, ECAR and EDUCAUSE, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

The Company acknowledges the Staff’s comment and advises the Staff that it will send, under separate cover, the industry research reports cited throughout the Registration Statement, marked to highlight the applicable portions cited and with cross-references to the supported statements in the Registration Statement. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such reports upon the completion of its review. The Company advises the Staff that it has not commissioned any of the cited studies or reports.

Prospectus Summary, page 1

5.	We note the risk factor disclosure on page 30 discussing the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose in the summary that your directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 10, 2015

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Risk Factors

Risks Related to Our Business and Industry

We rely upon Amazon Web Services…page 21

6.	We note that you use a computing infrastructure platform provided by Amazon Web Services and your statement that you cannot easily switch your Amazon Web Services to another cloud provider. Please tell us what consideration you gave to filing your agreement with Amazon Web Services as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and confirms that, as disclosed on page 21 of the Registration Statement, the Company believes it cannot easily switch its Amazon Web Services (“AWS”) to another cloud provider. AWS provides the Company with computing and storage capacity. The type of service provided by AWS is generally referred to as “Infrastructure as a Service” (“IaaS”). IaaS is part of a broad information technology infrastructure market segment that provides traditional hosting, co-location and managed services to a wide range of businesses, with the main distinction between an IaaS solution and traditional information technology infrastructure being only that IaaS is often not dedicated to a specific set of physical elements (e.g., data centers, servers, routers, software and network components). While AWS is a leading provider of cloud-based storage solutions, other companies provide comparable offerings (both cloud-based and traditional options), including companies with resources that are substantially similar to or greater than AWS’s, such as AT&T Global Services, Hewlett Packard, Terremark (owned by Verizon), Microsoft and Google.

In light of the foregoing, the Company believes that several other companies could provide the Company with services that are substantially similar to those it receives from AWS, at a cost to the Company that is comparable or not materially higher than the cost incurred with AWS.

As disclosed on page 21 of the Registration Statement, pursuant to the agreement, AWS must provide the Company with 90 days’ advance notice prior to terminating the agreement without cause, and the agreement has no specified expiration date. If the Company were to receive notice from AWS of its intent to terminate the agreement without cause, the Company believes that, while a transition of all traffic and data currently hosted by AWS to the Company’s data

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 10, 2015

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centers and alternative hosting providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or results of operations. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its agreement with AWS, and is, therefore, not required to file the agreement as an exhibit to the Registration Statement under Item 601 of Regulation S-K.

Use of Proceeds, page 38

7.	You state that you intend to use the net proceeds from the offering for “general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters, and capital expenditures,” and that you may also use a portion of the proceeds for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds as well as the approximate amounts intended to be used for each such purpose, to the extent known. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. In this regard, we note you describe your growth strategies on page 69 but do not indicate if the extent to which they will be funded with offering proceeds.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38 of the Registration Statement. The Company respectfully advises the Staff that it has not yet determined the approximate amounts of the net proceeds from the offering that are intended to be used for each purpose.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Key Factors Affecting Our Performance, page 46

8.	We note your disclosure of net revenue retention rates. Please tell us whether you use the actual measure as a key performance indicator in managing the business, rather than evaluating whether it exceeds 100%. If so, please tell us what consideration was given to disclosing the actual measure for each reported period. We refer you to SEC Release No. 33-8350.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company launched its learning management application Canvas for the education market in February 2011 and Bridge for the corporate market in February 2015. The Company’s contracts typically vary in length between one and five years and its customers have no obligation to renew their contracts after

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 10, 2015

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the expiration of their initial contract term. Given the relatively short period of time since the launch of the Company’s applications, through March 31, 2015 less than 30% of the Company’s customer base has had an opportunity to renew their initial contract with the Company. Therefore, while the Company uses actual net revenue retention rates as a key performance indicator in managing the business, given a relatively low percentage of the Company’s customer base has had an opportunity to renew their initial contract through March 31, 2015 and given the Company’s net revenue retention rates have exceeded 100%, evaluating whether the percentage is above 100% is the measure the Company considers most meaningful to the users of its financial information at this time. The Company acknowledges that as its customer base continues to grow, renewals will become an increasingly important part of the Company’s results of operations and the Company will reassess whether to disclose the actual percentage for each future reported period when or if it becomes more meaningful to the users of the Company’s financial information.

Our Platform, page 68

9.	Please revise your disclosure on page 69 to discuss whether you met the annual uptime guarantee in any other period aside from 2014.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, since 2012, the Company has achieved an annual uptime percentage of 99.9%. The Company respectfully advises the Staff that the disclosure on page 69 reflects the most recent completed annual period and is consistent with the Company’s annual uptime in past periods.

Results of Operations

Year ended December 31, 2013 Compared to the year ended December 31, 2014, page 52

10.	You disclose in a risk factor on page 11 that you raised your subscription prices for Canvas in May 2015. With a view toward enhanced disclosure, please tell us the extent to which the increase in your revenues was attributable to the change in the subscription prices for Canvas. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that price increases accounted for less than 1% of the total increase in subscription and support revenue when comparing 2013 revenue to 2014 revenue. The Company advises the Staff that, the increase in revenue for the six months ended June 30, 2014 compared to the six months ended June 30, 2015, was not materially impacted by the May 2015 increase in subscription prices for Canvas. In future periods, the Company will consider whether subscription price increases materially contribute to changes in revenue and will provide a narrative discussion of the extent of those changes in future filings as necessary.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 10, 2015

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Executive Compensation

2014 Non-Employee Director Compensation, page 85

11.	Please disclose the basis for the option awards made to Mr. Collins during fiscal 2014. Refer to Item 402(r)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 86 of the Registration Statement.

Offer Letters, page 89

12.	Please file your offer letters with Messrs. Kaminsky and Maloy as exhibits to your registration statement or advise why the agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and submits that the April 2012 offer letter agreement with Mr. Kaminsky and the March 2013 offer letter agreement with Mr. Maloy do not constitute “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K. These two letter agreements specify only the executive officers’ starting salaries at the time the contracts were entered into in 2012 and 2013, respectively, the executive’s initial equity grant, provisions of general company policy (e.g. the requirement for execution of employee confidentiality agreement, the availability of company benefits, etc.) and state that the executive’s employment relationship is “at will.” There is no bonus, severance or other benefit attributed to the executives under these agreements, and as such the Company respectfully submits that they therefore do fall under the types of contracts or arrangements enumerated under Regulation S-K Item 601(b)(10)(iii)(A). Moreover, the base salary in Mr. Kaminsky’s offer letter is no longer the current salary of Mr. Kaminsky, and therefore, the Company respectfully submits that this agreement will not provide any insight to investors and, in fact, could be misleading to investors given that the compensation information contained in it is out of date. In addition, the Company reviewed Regulation S-K Item 601(10)(i) which generally limits “material contracts” to agreements “…to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” and respectfully submits that these two agreements fall outside these parameters. The Company respectfully further advises the Staff that, in connection with this offering, the Company is entering into executive agreements with each of its executive officers, including Messrs. Kaminsky and Maloy and the form of such agreement will be filed as an exhibit to the Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 10, 2015

Page Seven

Certain Relationships and Related Party Transactions

Investor Rights Agreement, page 100

13.	Please revise to disclose the names of the parties to the investor rights agreement. Refer to Item 404(a)(1) to Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 101 of the Registration Statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Description of Business and Summary of Significant Accounting Policies

Concentration of Credit Risk, Significant Customers and International Operations, page F-11

14.	Please tell us why two of your customers comprise 37.5% of your outstanding net accounts receivable balance as of March 31, 2015. We note neither customer is Customer A which is your largest customer. To the extent credit terms associated with Customers B and C differ from your other customers please describe those terms.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reason why two of the Company’s customers comprise 37.5% of its outstanding net accounts receivable balance is primarily due to differences in timing of invoices and payments. Generally, the Company invoices its customers annually. The majority of the Company’s customers have credit terms of net 30 or net 60. However, our largest customer in terms of revenue, Customer A is billed on a quarterly basis and was invoiced and remitted payment during the quarter ended March 31, 2015. Customers A and B have credit terms of net 60 while Customer C has credit terms of net 30.

Revenue Recognition, page F-14

15.	We note your disclosure on page 69 that your standard contracts provide for guaranteed 99.9% annual uptime. Please clarify the rights that this contractual guarantee provides to your customers and how you have determined that your fees are fixed and determinable. Specifically, clarify whether your customers have the right to cancellation or refund in the event your service is not provided as guaranteed and discuss the impact of these guarantees on revenue recognition and allocation in multiple-element arrangements. Refer to SAB Topic 13.A.4(a).

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 10, 2015

Page Eight

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s arrangements do not include rights to cancel or terminate the service nor do the Company’s arrangements include general rights of return and as such, fees are fixed and determinable when due.

Furthermore, the Company’s arrangements with its customers include a service level guarantee to its end users warranting that the service will perform as follows: the Company will use commercially reasonable efforts to maintain the online availability of the Company’s learning management platform for a minimum availability of 99.9% in a trailing 365-day period (excluding scheduled outages, standard maintenance windows, force majeure, and outages originating from any customer or user). The Company’s customers’ sole and exclusive remedy or right for breach of the service level guarantee is for the Company to provide a service credit calculated as the number of hours that its service was unavailable below the guaranteed threshold multiplied by 3% of 1/12 of the annual subscription fee, not to exceed 1/12 of the annual subscription fee for a twelve month period. A customer must provide written notification of a claim to the Company up to 30 days after they became eligible for the service credit. The service credit is applied prospectively to the next invoice, which is generally applied to the next annual invoice. No cancellations or terminations of the service are provided for breach of the service level guarantee. Additionally, there are no clawbacks or retroactive adjustments to previously invoiced amounts.

The Company views the service level commitment as a warranty provision tied to the performance of its network and accounts for it in accordance with the warranty guidance by accruing for the estimated costs as the network service is being provided. The Company has sufficient history to estimate this cost and has historically achieved uptime that equals or exceeds their standard service level commitment. Since inception, the Company has only issued two credits to one customer amounting to $3,000. Based on the Company’s history, the estimated warranty cost has been immaterial.

Stock-Based Compensation, page F-27

16.	We note that you recorded compensation cost related to certain share purchases from employees for which the purchase price exceeded the fair value of the shares. Please tell us the fair value per share used to determine compensation cost for these purchases. If materially different than your stock price assumption used to determine the value of stock options granted during the same period, please tell us the fair value of your stock at each grant date and reconcile the difference in value in your response.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 10, 2015

Page Nine

The Company respectfully acknowledges the Staff’s comment.

The following table indicates the fair value per common share used to determine compensation cost for the share purchases of common stock:

Share Purchase Transaction Date	Type of Shares	Estimated Fair Value per Share as of the Share Purchase Transaction Date
1/30/2012	Common	$0.38
2/28/2013	Common	$0.67
8/22/2013	Common	$1.49
12/17/2014	Common	$6.06
2/6/2015	Common	$6.69

The Company respectfully advises the Staff that the fair value of its common stock used to determine the value of stock options granted during the above periods was not materially different.

The following table indicates the fair value per share of Preferred Series A used to determine compensation cost for the share purchases of Preferred Series A:

Share Purchase Transaction Date	Type of Shares	Estimated Fair Value per Share as of the Share Purchase Transaction Date
1/30/2012	Preferred Series A	$0.72
2/6/2015	Preferred Series A	$8.33

* * *

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 10, 2015

Page Ten

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Joshua L. Coates, Instructure, Inc.
Steven B. Kaminsky, Instructure, Inc.
Matthew A. Kaminer, Instructure, Inc.
Alan Hambelton, Cooley LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM